UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
   For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
   For the transition period from                      to
Commission file number         0-15956

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bank of Granite Corporation
(Exact name of registrant as specified in its charter)

P.O. Box 128, Granite Falls, N.C.	28630

(Address of principal executive offices)	(Zip Code)

REQUIRED INFORMATION
4. Financial Statements and Supplemental Schedule for the Plan
The Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and supplemental schedule as of December 31, 2008, have been examined by Dixon Hughes PLLC, and their report is included herein.

Bank of Granite Employees’
Savings & Profit Sharing
Plan and Trust
Financial Statements as of December 31, 2008 and 2007,
and for the Year Ended December 31, 2008, and
Supplemental Schedule as of December 31, 2008, and
Report of Independent Registered Public Accounting Firm

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
AND TRUST

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits As of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2008	3

Notes to Financial Statements As of December 31, 2008 and 2007, and for the Year Ended December 31, 2008	4-12

SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008	13

NOTE:       All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	15

INDEX OF EXHIBITS	16
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants
Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust
Granite Falls, North Carolina
We have audited the accompanying statements of net assets available for benefits of the Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes PLLC
Dixon Hughes PLLC
Charlotte, North Carolina
June 26, 2009

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:

Participant-directed investments, at fair value	$15,061,589	$19,925,860

Receivables:
Employer contributions	--	937,654
Participant contributions	19,637	18,698
Due from broker, net	39,964	--

Total receivables	59,601	956,352

Cash	1,070	--

Total assets	15,122,260	20,882,212

LIABILITIES:

Excess contributions payable	--	6,228
Other payables	9,133	6

Total liabilities	9,133	6,234

NET ASSETS, AT FAIR VALUE	15,113,127	20,875,978

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	52,514	(6,044)

NET ASSETS AVAILABLE FOR BENEFITS	$15,165,641	$20,869,934

See notes to financial statements.

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS (REDUCTIONS):
Investment income (loss):
Net depreciation in fair value of investments	$(4,883,530)
Dividends	193,816

Total investment loss	(4,689,714)

Contributions:
Employer contributions	---
Participant contributions	887,964

Total contributions	887,964

Net additions (reductions)	(3,801,750)

DEDUCTIONS:
Benefits paid to participants	1,803,606
Administrative expenses	98,937

Total deductions	1,902,543

DECREASE IN NET ASSETS	(5,704,293)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,869,934

End of year	$15,165,641

See notes to financial statements.

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007
AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

The following description of the Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution profit- sharing plan covering substantially all employees of Bank of Granite (the “Company”) who have completed one hour of service and attained age 18. The Administrative Committee of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) served as trustee of the Plan from January through September 2008. Effective October 1, 2008, the Plan assets were transferred from Wachovia to Pentegra Retirement Services (“Pentegra”), an investment manager. Effective the same date, the existing plan, Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust, was amended in its entirety into the Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust, and Reliance Trust Company (“Reliance”) began serving as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Non-highly and highly compensated employees may contribute from 1% to 25% and from 1% to 4%, respectively, of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Board of Directors of the Company, at its discretion, determines the amount, if any, to be contributed out of the current or accumulated net profits for each year. The contribution is allocated to participants’ accounts based on their pro rata share as a percentage their annual compensation, as defined by the Plan document, for the year. Participants must complete 1,000 hours of service during the Plan year and be employed on the last day of the Plan year to be eligible for the Company’s profit-sharing contribution. There were no Company contributions to the profit-sharing plan for the year ended December 31, 2008.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s profit-sharing contributions, redistributed participant forfeitures, and Plan earnings and is charged with withdrawals, allocations of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers approximately twenty common collective trust funds and the Company’s unitized common stock fund as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s profit-sharing contribution portion of participants’ accounts is based on years of continuous service. A participant is 20% vested after two years of service, increasing 20% each year for the next four years (100% after six years). A participant also becomes 100% vested upon retirement or upon attainment of retirement age. Forfeited balances of terminated nonvested participants are reallocated to the remaining participants in the Plan in the same manner as employer contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $92,069 and $70,780, respectively.

Participant Loans—Beginning November 2008, eligible employees may borrow from their fund accounts. Loans will only be permitted from the participant’s account in the case of hardship or financial necessity as defined in the Plan. A participant may only have one loan outstanding at any given time. The loans are secured by the balance in the participant’s accounts and bear interest rates which are commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2008, the interest rates on participants’ loans range from 5% to 6%, and the maturity dates range from 1 year to 5 years.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments over a period not to exceed the life expectancy of the participant or his or her beneficiary. For participants with a vested balance less than $1,000, participants will receive a lump-sum distribution as soon as administratively feasible.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 (“SFAS 157”), Fair Value Measurements, which enhances existing guidance for measuring fair value of certain assets and liabilities and requires additional disclosure about the use of fair value for measurement. Effective January 1, 2008, the Plan adopted SFAS No. 157. In SFAS No. 157, inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, such as the risk inherent in a particular valuation technique used to measure fair value (for example, a pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable:

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data (market-corroborated inputs). If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Unobservable inputs are inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

• Level 3 inputs are unobservable inputs for the asset or liability, that is, inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing in the circumstances. Unobservable inputs will be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Collective Trust Funds—These investments are public investment vehicles valued based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units/shares outstanding. The investments are classified as Level 2 inputs because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The Plan’s investments in fully benefit-responsive investment contracts are calculated using discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated swap rate as of year-end.

Common Stock Fund—These investments are held in a unitized common stock fund, which consists of the Company’s common stock and other short-term investments. The investments are classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments, which are traded on active markets.

Participant Loans—Loans to participants are valued at amortized cost, which approximates fair value and are classified as Level 3 inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Contracts—As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management Fees and Operating Expenses—Management fees and operating expenses are charged to the Plan for investment in the common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan or the Company as provided in the plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, were $31,891 and $0 at December 31, 2008 and 2007, respectively.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in the excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007

SSGA Pentegra Stable Value Fund, 538,620 units (at fair value)	$6,078,601	$	---
SSGA Passive Bond Market Index SL Series, 88,829 units	1,728,087		---
SSGA Daily EAFE Index SL Series, 61,702 units	828,286		---
SSGA S&P 500 Flagship SL Series, 7,933 units	1,419,551		---
SSGA Moderate Strategic Balanced SL Fund, 111,162 units	2,190,393		---

Wachovia Diversified Stable Value Fund, 15,474 units (at fair value)	---		5,023,930
Wachovia Enhanced Stock Market Fund, 25,133 units	---		2,642,858
Evergreen Core Bond Fund CCA, 148,632 shares	---		2,269,743
Bank of Granite Corp Common Stock, 150,884 shares	*		1,594,844
Van Kampen Equity and Income Fund CLA, 327,594 shares	---		2,895,933
Dreyfus Midcap Index Fund, 55,546 shares	---		1,574,725
American Capital World Growth and Income Fund, 29,526 shares	---		1,315,078

*	Investment did not exceed five percent of net assets available for benefits at year-end.

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,883,530 as follows:

Common Collective Trust Funds:
Wachovia Diversified Stable Value Fund	$186,514
Wachovia Enhanced Stock Market Fund	(484,966)
SSGA Long US Treasury SL Series	1,562
SSGA NASDAQ 100 Non Lending - CL A	(862)
SSGA S&P Midcap Index SL Series	(283,308)
SSGA Passive Bond Market Index SL Series	73,119
SSGA Daily EAFE Index SL Series	(260,363)
SSGA S&P 500 Flagship SL Series	(434,760)
SSGA Aggressive Strategic Balanced SL Fund	1,503
SSGA Moderate Strategic Balanced SL Fund	(291,148)
SSGA Russell 2000 Index SL Series Fund	(223,412)
SSGA REIT Index Non-Lending Series Fund	(1,735)
SSGA Pentegra Stable Value Fund	49,499
SSGA Target Retirement Fund 2025 SL Series	2,980
SSGA Target Retirement Fund 2015 SL Series	1,331
SSGA S&P Growth Index SL Fund	(23,222)
SSGA S&P Value Index SL Fund	(70,335)
Various Funds	2,633

Mutual Funds:
Evergreen Core Bond Fund CCA	(412,600)
American Century Large Company Value Fund	(103,997)
Fidelity Advisor Small Cap Fund	(36,565)
Loomis Sayles FDS Growth Fund	(81,063)
Lord Abbett Research Small Cap Value Series	(70,475)
Dreyfus Midcap Index Fund	(206,242)
Van Kampen Equity and Income Fund CL A	(498,555)
American Capital World Growth & Income Fund	(328,099)
Evergreen International Equity Fund	(161,137)

Common Stocks:
Bank of Granite Corp Unitized Stock Fund	(1,229,827)

Net depreciation in fair value of investments	$(4,883,530)

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Wachovia managed certain plan investments prior to the change in the Plan’s Trustee to Reliance in October 2008. Wachovia was the trustee as defined by the Plan; therefore, the transactions for these managed plan investments for January 2008 through September 2008 qualified as party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services were included as a reduction of the return earned on those funds.

At December 31, 2008, the Plan held 34,588 units (137,991 shares) of Bank of Granite Corporation Common Stock, with a cost basis of $349,555. At December 31, 2007, the Plan held 150,884 shares of Bank of Granite Corporation Common Stock, with a cost basis of $1,120,826. During the year ended December 31, 2008, investments in Company stock were converted from share-based to a unitized fund. The Plan recognized $60,132 of dividend income related to Bank of Granite Corporation Common Stock during 2008.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts. The Company also has the right to discontinue its contributions at any time. There were no Company contributions to the Plan for the year ended December 31, 2008.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Pentegra Retirement Services, Inc. Pentegra received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	FAIR VALUE MEASUREMENTS

See “New Accounting Pronouncements” in Note 2 above for discussions of the methodologies and assumptions used to determine fair value of the Plan’s investments.

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis by the SFAS No. 157 fair value hierarchy levels described in Note 2 were as follows:

	December 31, 2008
	Quoted Prices In	Significant	Significant
	Active Markets For	Other Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets
Common collective trusts	$ ---	$14,517,536	$ ---	$14,517,536
Common stock fund	---	355,986	---	355,986
Participant loans	---	---	188,067	188,067

Total participant-directed investments	$ ---	$14,873,522	$188,067	$15,061,589

Changes in the fair value of the Plan’s Level 3 Investments during the year ended December 31, 2008, were as follows:

Participant
Loans

Balance as of 12/31/07	$ ---
Issuances	188,067

Balance as of 12/31/08	$188,067

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$15,165,641	$20,869,934
Less: Employer contributions receivable	---	(937,654)
Less: Employee contributions receivable	(19,637)	(18,698)
Less: Benefit claims payable	(31,891)
Add: Excess contribution payable	---	6,228

Net assets available for benefits per the Form 5500	$15,114,113	$19,919,810

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2008:

Total contributions per the financial statements	$887,964
Add: Employer contributions receivable at December 31, 2007	937,654
Less: Employer contributions receivable at December 31, 2008	---
Add: Employee contributions receivable at December 31, 2007	18,698
Less: Employee contributions receivable at December 31, 2008	(19,637)
Add: Excess contributions payable at December 31, 2008	---
Less: Excess contributions payable at December 31, 2007	(6,228)

Total contributions per the Form 5500	$1,818,451

* * * * *

SUPPLEMENTAL SCHEDULE

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST
Plan Number 001
Employer Identification Number 56-0132080
FORM 5500, SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Identity of Issue,	Description of Investment, Including
	Borrower, Lessor	Maturity Date, Rate of Interest,		Current
	or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	SSGA STIF	Common Collective Trust Fund	**	$235,847
	SSGA Government STIF Fund	Common Collective Trust Fund	**	8,014
	SSGA Long US Treasury SL Series	Common Collective Trust Fund	**	16,457
	SSGA NASDAQ 100 Index Non-Lending Fund	Common Collective Trust Fund	**	33,328
	SSGA S&P Midcap Index SL Series	Common Collective Trust Fund	**	750,383
	SSGA Passive Bond Market Index SL Series	Common Collective Trust Fund	**	1,728,087
	SSGA Daily EAFE Index SL Series	Common Collective Trust Fund	**	828,286
	SSGA S&P 500 Flagship SL Series	Common Collective Trust Fund	**	1,419,551
	SSGA Agressive Strategic Balanced SL Fund	Common Collective Trust Fund	**	46,865
	SSGA Moderate Strategic Balanced SL Fund	Common Collective Trust Fund	**	2,190,393
	SSGA Conservative Strategic Balanced SL Fund	Common Collective Trust Fund	**	1,493
	SSGA Russell 2000 Index SL Series Fund	Common Collective Trust Fund	**	506,900
	SSGA REIT Index Non-Lending Series Fund	Common Collective Trust Fund	**	81,550
	SSGA Pentegra Stable Value Fund	Common Collective Trust Fund	**	6,131,115
	SSGA Target Retirement Fund 2045 SL Series	Common Collective Trust Fund	**	6,916
	SSGA Target Retirement Fund 2035 SL Series	Common Collective Trust Fund	**	19,014
	SSGA Target Retirement Fund 2025 SL Series	Common Collective Trust Fund	**	40,841
	SSGA Target Retirement Fund 2015 SL Series	Common Collective Trust Fund	**	13,374
	SSGA S&P Growth Index SL Fund	Common Collective Trust Fund	**	264,173
	SSGA S&P Value Index SL Fund	Common Collective Trust Fund	**	247,463
*	Bank of Granite Corp Unitized Stock Fund	Unitized Common Stock Fund	**	355,986
	Participant Loans	Maturity dates ranging from 1 to 5 years
		Interest rates ranging from 5% to 6%	-0-	188,067

	Total			$15,114,103

*	Permitted party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust

June 26, 2009	By:	Bank of Granite, Plan Administrator

	By:	/s/ Karen B. Warlick

Karen B. Warlick, Senior Vice President

INDEX OF EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm